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                                                                    EXHIBIT 99.1

Company Press Release

SIFY Completes IndiaWorld Acquisition in a Stock-and-Cash Deal

CHENNAI, India--(BUSINESS WIRE)--July 3, 2000--Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier Internet and e-commerce Company announced today that it had completed its acquisition of IndiaWorld Communications Pvt. Ltd. ('IndiaWorld') by acquiring the remaining 75.5% stake in IndiaWorld in a part cash and part stock deal.

In November 1999, SIFY acquired 24.5% stake in IndiaWorld for Rs 1,222 m ($28 m) and paid a deposit of Rs 513 m ($12 m) to acquire an option to buy the remaining 75.5% on paying a further Rs 3,254 m ($75 m) before 30 June 2000. SIFY completed the acquisition by paying Rs 2,154 m ($48 m at current rates) in cash and issuing 268,500 fresh equity shares for Rs 1,100 m ($25 m at current rates). SIFY's equity shares issued for this purpose are valued at Rs 4,097 per share ($91.75 per share; equivalent to the quote for four ADRs on the Nasdaq National Market on 23 June 2000). The equity shares issued to the former IndiaWorld stockholders are not listed in India and under present law are not convertible into ADRs.

The restructuring of the deal (whereby a third of the balance payable is issued in stock) is primarily a reflection of SIFY's association with Rajesh Jain, the promoter of IndiaWorld. Rajesh Jain has been closely involved in SIFY's business since November 1999 and is part of the team that is shaping SIFY's business and future. Rajesh plans to continue to be closely involved with SIFY and is now a member of SIFY's advisory board.

Mr. R. Ramaraj, CEO & Managing Director of SIFY said, "SIFY's portal www.satyamonline.com has grown from strength to strength since November 1999. The completion of this acquisition will reinforce SIFY's leadership position amongst Indian portals in advertising revenue. We are happy that Rajesh Jain will continue to be closely involved with us in future as well."

Mr. Rajesh Jain, Director of IndiaWorld said, "The completion of this transaction marks a beginning and not an end. Our acceptance of shares in SIFY instead of cash for part of the deal reflects the confidence in and commitment for SIFY's business and future. I look forward to being part of the team that is aspiring to build a strong business model, revenue and share holder value in SIFY. It is our mission to make a significant impact on the quality of the daily lives of a 100 million people through the medium of Internet."

About SIFY

Satyam Infoway (Nasdaq:SIFY - news), is the second largest national provider of Internet access and Internet services to consumers and businesses in India. As of June 2000, Satyam Infoway has more than 200,000 consumer Internet subscribers. The Company's network presently serves 44 cities throughout India. The products of Satyam Infoway include consumer Internet access services, on-line portal and content offerings and corporate network and technology services. Satyam Infoway has the distinction of being the first ISP in India to be awarded the ISO 9002 for customer satisfaction. Over 500 corporations use Satyam Infoway's business-to-business products and services. UUNet Technologies, Sterling Commerce and Open Market are some of Satyam Infoway's strategic partners.

Satyam Infoway's popular consumer portal www.satyamonline.com, is a leading portal in India that offers comprehensive information and services extending from mail, chat, news and entertainment to specialized services such as travel, finance, health and shopping. IndiaWorld's websites, very popular with overseas Indians worldwide, including www.samachar.com (covering India related news), www.khel.com (dedicated to covering sports), www.khoj.com (the premier Indian search engine), www.bawarchi.com (providing more than 4,000 Indian recipes) and various other sites focusing on niche areas of interest to overseas Indians. SIFY's portal (including IndiaWorld websites) registered an aggregate of 80 million page views in June 2000.

This press release contains forward-looking statements within the meaning of section 27-A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Annual Report on Form 20-F for the fiscal year ended March 31, 2000 which has been filed with the Securities and Exchange Commission. This report is available at www.sec.gov.

Contact:
  Satyam Infoway Ltd.
  Mr. R. Ramaraj
  Mr. George Zacharias
  Mr. T.R. Santhanakrishnan
  Ph: (+ 91 44) 435 3221